UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

ROID Group, Inc.

(Exact name of registrant as specified in its charter)

Nevada	000-56240	46-4261474
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

10246 Black Mountain Road, San Diego CA 92126

(Current Address of Principal Executive Offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	-
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	-
Rule 15d-6	-

Approximate number of holders of record as of the certification or notice date:

Common Stock: Twenty-Seven (27)

Pursuant to the requirements of the Securities Exchange Act of 1934, ROID Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 24, 2022	ROID Group, Inc.

	By:	/s/ Dr. Kwanghyun Kim
	Name:	Dr. Kwanghyun Kim
	Title:	President